P.E. 1/31/02



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer


RECEIVED
FEB 11 2002
365

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of January, 2002

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

On January 8, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

On January 16, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 2 to this Report on Form 6-K, which is hereby incorporated by reference herein.

On January 30, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 3 to this Report on Form 6-K, which is hereby incorporated by reference herein.

Exhibit 1	Copy of the Press Release of the Registrant.
Exhibit 2	Copy of the Press Release of the Registrant
Exhibit 3	Copy of the Press Release of the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.
(Registrant)



By: /s/ Mor Amitai
Name: Mor Amitai
Title: President and CEO

Date February 4th, 2002

Exhibit 1

News & Events

Gene Logic and Compugen Partner to Expand Genomic Content Offering

Gene Logic to Integrate Compugen's Human Gencarta™ Genome, Transcriptome and Proteome Database Into the GeneExpress® Suite

January 8, 2002



GAITHERSBURG, Md. and TEL AVIV, Israel- January 8, 2002 - Gene Logic Inc. (Nasdaq: GLGC), a leading provider of biocontent and bioinformatics solutions, and Compugen Ltd. (Nasdaq: CGEN), a leader in merging computational technologies with biology and medicine, today announced a joint collaboration to integrate Compugen's human Gencarta™ annotated genomic and proteomic database with the gene expression information in Gene Logic's GeneExpress® Suite. This collaboration will provide existing and prospective GeneExpress® researchers with an expanded and enhanced genomic and proteomic infrastructure for more rapid and accurate target selection and validation. Financial terms of the collaboration were not disclosed.

Under the terms of the collaborative agreement, Compugen will provide Gene Logic with a customized version of the Gencarta™ database product. This customized version will be integrated with the gene expression and clinical information sets in the GeneExpress® Suite. Compugen's Gencarta™ , introduced in March 2001, is a comprehensive database of genes and transcripts derived using Compugen's proprietary algorithms to compile and annotate publicly available nucleotide sequence data. The comprehensive and edited sequence information provides well organized and interactive views of genomic, transcriptomic and proteomic information, including splice variants, valuable to the enhancement of drug discovery. Gene Logic intends to sell the customized human Gencarta™ sequence data as an add-on component available to existing and prospective GeneExpress® Suite customers. The custom Gencarta™ database will be updated by Compugen on an ongoing basis.

Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen said, "The collaboration leverages Gene Logic's gene expression information offered in the GeneExpress® Suite with Compugen's human Gencarta™ annotated genome, transcriptome and proteome database, that was created specifically to uncover splice variants and the transcriptome. In addition to combining our products' complementary strengths, we also chose to partner with Gene Logic as a leader in distribution of genomics-based biocontent products. We believe that this new offering will significantly assist scientists in turning the drug target selection and validation process into a faster and more comprehensive one."

This collaboration delivers and integrates an expanded view of the human genome sequence into the GeneExpress® Suite, which will be further enhanced through Gene Logic's upgrade of the GeneExpress® Suite using the Human Whole Genome GeneChip® from Affymetrix, Inc. (Nasdaq: AFFX).

Commenting on the collaboration agreement, Mark D. Gessler, Chairman and Chief Executive Officer of Gene Logic said, "This agreement with Compugen illustrates

Gene Logic's commitment to provide additional information that extends the scope, value and utility of our GeneExpress® Suite product line. The combination of Gene Logic's GeneExpress® Suite and Compugen's human Gencarta™ annotated genomic and proteomic database provides a unique scaffolding to enable researchers to conduct more effective in-silico analysis. We believe that Compugen's unique understanding of biological data will contribute to the value our existing and future GeneExpress® Suite clients derive from our information solutions. This agreement also continues to position Gene Logic for future expansion as the distribution channel for integration of additional biologically significant information into the GeneExpress® Suite of solutions."

Compugen Overview

Compugen (NASDAQ: CGEN) is a leader in merging computational technologies with biology and medicine to enhance drug discovery and development. The Company's innovative predictive biology technologies support two complementary product development and commercialization divisions. Compugen's BioApplications division offers high value products and services that enable and enhance the discovery and functional analysis of genes, proteins and cell processes. Compugen's Novel Genomics division is developing human therapeutic and diagnostic products based on target genes, proteins and other intellectual property discovered through the Company's innovative research activities. For additional information, please visit Compugen's Corporate Web Site at http://www.cgen.com/ and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

Gene Logic Overview

Gene Logic Inc. is a leading genomics-based biocontent and bioinformatics company focused on developing information products related to gene activity in human disease and toxicity to optimize rapid, reliable and cost-effective pharmaceutical and biotechnology research and development. Through its expertise in biosamples, high-throughput genomics technologies and software development, the Company has developed a series of gene expression information solutions based on its core product, the GeneExpress® Suite. For more information about Gene Logic, visit the Company's Web site at www.genelogic.com or telephone toll-free - 1/800/GENELOGIC.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs and other statements regarding Gene Logic's and Compugen's expectations, goals, beliefs, intentions and the like, which involve assumptions regarding the companies' operations and investments and conditions in the markets they serve. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. Although the companies believe the expectations are based on reasonable assumptions, these forward-looking statements are subject to risks and uncertainties that may cause the actual results, performance or achievements of the companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the extent of utilization of genomic information by the pharmaceutical and biotechnology industries in research and product development; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of the companies to obtain and retain customers; and in the case of Gene Logic, its reliance on Affymetrix, Inc. for GeneChip à microarrays and other sole source suppliers. These and other factors are identified and more fully explained: (i) in the case of Gene Logic, in its Annual Report on Form 10-K for the year ended December 31, 2000 and its Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, and (ii) in the case of Compugen, under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual report filed with the Securities and Exchange Commission.

Exhibit 2



News & Events



Compugen and diaDexus Announce Agreement for Identification of New Diagnostic Markers and Therapeutic Targets

January 16, 2002

Tel Aviv, Israel and South San Francisco, Calif- January 16, 2002 - Compugen, Ltd. (Nasdaq: CGEN), and diaDexus today announced an agreement designed to expand and accelerate diaDexus' ability to identify and validate diagnostic markers and therapeutic targets based on Compugen's advanced computational biology analysis of genomic and proteomic databases.

Under the terms of the agreement, Compugen's LEADS computational biology platform and related tools will be used by diaDexus to perform an integrated analysis of both proprietary and public genomic and proteomic databases. diaDexus will use the results in its efforts to develop human diagnostic and therapeutic products. In return, Compugen will receive undisclosed cash payments and a warrant to purchase equity in diaDexus.

"We believe that Compugen provides a unique solution for analyzing the vast amount of data represented in both public and proprietary databases," said Ronald M. Lindsay, Ph.D., Chief Scientific Officer of diaDexus. "The LEADS platform is especially suited to solving a major post-genomic problem - determination of the splice variants pattern of individual genes and changes in these patterns that may identify novel diagnostic markers or drug targets for diseases such as cancer. The output from this project will make a significant contribution to our discovery efforts and eventually to our product candidate pipeline."

"We are very pleased to collaborate with diaDexus and to have an opportunity to share in its future success," said Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen Ltd. "We are proud to have diaDexus, a company building the infrastructure to turn genomic information into diagnostic and therapeutic products, join the impressive list of pharmaceutical and biotechnology companies that have chosen our LEADS platform. These include market leaders such as Novartis AG and Warner-Lambert Company, a wholly-owned subsidiary of Pfizer Inc."

Compugen's LEADS platform, a sophisticated, biologically verified system, will be used to create a comprehensive view of predicted genes, mRNA transcripts, splice variants, proteins and detailed functional annotation. LEADS accurately models a series of complex biological phenomena and provides life science researchers with solutions for computation-intensive problems with the goal of accelerating the development of drugs and biological products. Using its proprietary LEADS computational biology platform, Compugen has identified thousands of novel genes and alternatively spliced variants believed to be unique.

About Compugen

Compugen (Nasdaq: CGEN) is a leader in merging computational technologies with biology and medicine to enhance drug discovery and development. The Company's innovative predictive biology technologies support two complementary product development and commercialization divisions. Compugen's BioApplications division offers high value products and services that enable and enhance the discovery and functional analysis of genes, proteins and cell processes. Compugen's Novel Genomics division is developing human therapeutic and diagnostic products based on target genes, proteins and other intellectual property discovered through the Company's innovative research activities. For additional information, please visit Compugen's Corporate Web Site at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

About diaDexus

diaDexus, based in South San Francisco, California, is focused on translating genomic sequence data into novel diagnostic and therapeutic products. diaDexus has utilized genomics and bioinformatics to identify thousands of disease-associated molecular targets. Currently diaDexus has three diagnostic product candidates in late-stage pre-clinical development. For more information, please visit www.diadexus.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual report filed with the Securities and Exchange Commission.

Exhibit 3



News & Events



Compugen Establishes Agricultural Biotechnology Subsidiary

January 30, 2002



Tel Aviv, Israel - January 30, 2002 - Compugen Ltd. (Nasdaq: CGEN), today announced the establishment of Agro-LEADS, a majority owned subsidiary focusing on agricultural biotechnology and plant genomics, with offices and laboratories located in Rehovot, Israel.

The agricultural activity now being established as a separate company was initiated in 1999 as a division of Compugen, with the objective of overcoming the limitations of both classical breeding and modern biotechnology in order to generate improved crops and new agricultural biotechnology products in an economically efficient way. This objective is accomplished by integrating computational biology and plant genomics with classical breeding approaches into high-throughput platforms for the purpose of accelerating, directing and mimicking the natural evolution process.

Agro-LEADS' high-throughput platforms utilize an extensive base of proprietary and licensed technologies including Compugen's LEADS computational biology platform, the Weizmann Institute of Science's patent pending "tomato gene machine" for functional genomics in plants, and various high-throughput processes for molecular analysis of genomic components and other technologies developed while the agricultural activities were a division within Compugen.

Agro-LEADS' core product focus will be the development of seeds with new and highly improved traits. In addition, an important aspect of the new company's business strategy will be collaborative initiatives with other organizations in areas such as crop protection products, nutritionally enhanced crops, and the use of plants as factories for nutraceuticals, and industrial and therapeutic products.

Agro-LEADS' current multidisciplinary research team consists of professionals from the fields of plants genetics, bioinformatics, molecular biology and classical breeding, co-founded and managed jointly by Dr. Hagai Karchi and Dr. Rafael Meissner. Dr. Karchi and Dr. Meissner each hold a Ph.D.in Plant Genetics from the Weizmann Institute of Science and each has more than ten years of scientific and commercial experience in the field.

"We were extremely pleased by the rapid and important progress achieved by this team, and believe that establishing our agricultural activity as a separate company will provide it with the necessary focus and committed resources to fulfill its substantial potential," stated Mor Amitai, Ph.D., president and chief executive officer of Compugen Ltd. "In general, we believe that this is the best model for Compugen to leverage and maximize the returns from the Company's extensive and growing base of proprietary technologies, while maintaining our core focus on life science for human health," Dr. Amitai continued.

"There is a rapidly growing and changing demand for new plant-based products that can not be met by either classical breeding or new genomic technologies now available to the industry," said Hagai Karchi, Ph.D., co-founder, Agro-LEADS. "The proven strength of Compugen's LEADS platform in generating high quality gene predictions combined with our functional genomics system will facilitate the company's strong intellectual property position. We are confident that this, together with our proprietary plant breeding platforms, will provide substantial commercial advantages and generate significant opportunities in relevant markets," added Dr. Karchi.

About Compugen

Compugen (Nasdaq: CGEN) is a leader in merging computational technologies with biology and medicine to enhance drug discovery and development. The Company's innovative predictive biology technologies support two complementary product development and commercialization divisions. Compugen's BioApplications division offers high value products and services that enable and enhance the discovery and functional analysis of genes, proteins and cell processes. Compugen's Novel Genomics division is developing human therapeutic and diagnostic products based on target genes, proteins and other intellectual property discovered through the Company's innovative research activities. For additional information, please visit Compugen's Corporate Web Site at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual report filed with the Securities and Exchange Commission.

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